

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 4, 2018

Andy Heyward
Chief Executive Officer
Genius Brands International, Inc.
301 N. Canon Drive, Suite 305
Beverly Hill, CA 90210

Re: **Genius Brands International, Inc.**
Amendment No. 1 to Registration Statement on Form S-1
Filed December 22, 2017
File No. 333-221683

Dear Mr. Heyward:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 12, 2017 letter.

Executive Compensation, page 36

1. Please update your executive and director compensation disclosure to provide the information called for by Item 402 of Regulation S-K for your fiscal year ended December 31, 2017. For guidance, refer to Question 117.05 of Regulation S-K Compliance and Disclosure Interpretations on our website.

Andy Heyward
Genius Brands International, Inc.
January 4, 2018
Page 2

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3584 with any questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Jeffrey P. Schultz, Esq.
       Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C.